Mail Stop 3561

March 27, 2008

Nicholas DeBenedictis
Chief Executive Officer
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

> **Re: Aqua America, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 1-6659**

Dear Mr. DeBenedictis:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 4</u>

1. In future filings, please provide a description of the general development of your business, including the year in which you were organized and the nature and results of any other material reclassification, merger or consolidation, the acquisition or disposition of any material amount of assets otherwise than in the ordinary course of business; and any material changes in the mode of conducting your business. See Item 101(a)(1) of Regulation S-K.

2. In future filings, please provide a description of the Competitive conditions in your business including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors and your competitive position, if known or reasonably available to you. See Item 101(c)(x) of Regulation S-K.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director